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Exhibit (a)(8)

Interoffice Memorandum

To:	All Employees
From:	Manouch Moshayedi
Date:	November 21, 2000
Subject:	Employee Stock Option Exchange Program Presentation

Please plan to attend a mandatory Employee Stock Option Exchange Program Presentation scheduled for your department on Tuesday, November 27th and/or Wednesday, November 28th in the Augusta Room (3009 Training Room). The meeting will last approximately one hour, including a question and answer session.

This presentation will explain how employees, at their discretion, may surrender existing stock option grants in exchange for new stock option grants. New option grants would be granted in approximately six months at the then-current market price.

Administration, MIS, and Quality department employees should contact their individual managers regarding a meeting time. Anyone unable to attend an assigned time should attend another meeting, subject to manager prior approval.

(SEE PAGE 2 FOR SCHEDULE)

The Employee Stock Option Exchange Program Presentations will occur at the following times:

Tuesday, November 27th		Wednesday, November 28th
Time	Department	Time	Department
1:00 PM	Shipping	9:00 AM	1/2 Manufacturing
	Engineering		1/2 Testing
	Inventory Control		Mfg. Engineering
		10:00 AM	1/2 Warehouse
1/2 Testing
1/2 Manufacturing
Mfg. Engineering
2:45 PM	1/2 2nd Shift Testing	1:30 PM	Accounting
	1/2 Test Engineering		Materials
	1/2 2nd Shift Mfg.		1/2 Warehouse
	Receiving		1/2 Technical Support
RMA Rework
		4:00 PM	1/2 Test Engineering
1/2 Technical Support
1/2 2nd Shift Testing
1/2 2nd Shift Manufacturing
		5:10 PM	Marketing
Commercial Sales
Industrial Sales

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